Exhibit 99.1

Cazoo Provides Business Performance & Strategic Update for April 2023

Q2 2023 Retail GPU expected to exceed £1,200

Cost reduction plan executed and EU exit complete

Exploring debt restructuring options with Noteholders

●	Highest ever level of Retail GPU achieved in April building on record result in March

●	Continued improvement in unit economics and cost reduction expected into Q2 2023

●	Cash position remains strong with cash of £215 million[1] as of April 30, 2023

London and New York, May 22, 2023 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), the UK’s leading independent online car retailer, which makes buying and selling a car as simple as ordering any other product online, today provides an update on its business performance in April 2023 and reports that it is in discussions with a group of holders (“Noteholders”) of its $630 million 2.00% Convertible Senior Notes due 2027 (the “Convertible Notes”) on a potential debt restructuring.

Paul Whitehead, Chief Executive Officer of Cazoo, commented, “I am very pleased with our performance so far in the second quarter 2023. In April, we achieved our highest ever level of Retail GPU, ahead of the record result delivered in March, giving us confidence in our ability to maintain sustainable Retail GPU improvement through the remainder of the year and beyond. In Q2 2023, we expect Retail GPU to exceed £1,200, a significant further increase on the record level of £980 achieved in Q1 2023 (up 20+% QoQ) and up from £309 in Q2 2022 (up 280+% YoY).

“It is encouraging to see that the action points of our plan to improve unit economics and reduce costs are coming together, resulting in tangible progress every month. Variable and fixed costs are reducing in line with expectations; the cash position remains strong and our delivery of targets for the year is on track. The cash position at the end of April was £215 million1 of cash and cash equivalents (March 31, 2023: £215 million1) and approximately £50 million of self-financed inventory (March 31, 2023: ~£60 million). We have now completed our exit from the EU, allowing us to focus our efforts fully on the UK market, the largest in Europe. We reiterate our guidance for 2023 and remain fully focused on improving our unit economics, optimizing our fixed cost base and maximizing our cash runway.”

The Company continues to explore possible strategic transactions to drive scale and accelerate its path to profitability and is in discussions with a majority of the holders of its Convertible Notes on a potential debt restructuring with a view to ensuring a more robust capital structure going forward, including a reduction in debt, the issuance of additional equity and a lower aggregate interest cost per annum. Unless the Company and noteholders reach an agreement in principle or as otherwise required by law, the Company does not intend to provide any updates on these discussions. Given the early stage of this engagement, there is no assurance that any such discussions will progress or result in any of the foregoing and, if so, the terms of any agreement.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE and is a publicly traded company (NYSE: CZOO).

[1]	The balance excludes £6.8 million of cash (March 31, 2023: £6.4 million) related to assets held for sale in relation to the sale of Cluno, as Cazoo had been paid for Cluno but the transaction had not yet completed with its balance sheet still being consolidated as of April 30, 2023. We announced the completion of the sale on May 15, 2023.

Contacts

Investor Relations:

Cazoo: Anna Gavrilova, Head of Investor Relations, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the winddown of operations in mainland Europe, the revised 2023 plan, and other cost-saving initiatives; (2) reaching and maintaining profitability in the future; (3) global inflation and cost increases for labor, fuel, materials and services; (4) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (5) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (6) availability of credit for vehicle and other financing and the affordability of interest rates; (7) increasing Cazoo’s service offerings and price optimization; (8) effectively promoting Cazoo’s brand and increasing brand awareness; (9) expanding Cazoo’s product offerings and introducing additional products and services; (10) enhancing future operating and financial results; (11) achieving our long-term growth goals; (12) acquiring and integrating other companies; (13) acquiring and protecting intellectual property; (14) attracting, training and retaining key personnel; (15) complying with laws and regulations applicable to Cazoo’s business; (16) uncertainty as to whether discussions with holders of our Convertible Notes will progress or result in any changes to Cazoo’s capital structure, and, if so, the terms of any such changes; and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd on March 30, 2023 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.